

December 2, 2013

<u>Via U.S. Mail</u>
Martin Nielson
Chief Executive Officer and Director
E-Waste Systems, Inc.
1350 E. Flamingo, #3101
Las Vegas, NV 89119

> **Re:** **E-Waste Systems, Inc.**
> **Item 4.02 Form 8-K**
> **Filed November 27, 2013**
> **Amendment No. 1 to Form 10-Q for the Quarterly Period Ended**
> **September 30, 2013**
> **Filed November 27, 2013**
> **Item 4.02 Form 8-K**
> **Filed November 19, 2013**
> **File No. 000-54657**

Dear Mr. Nielson:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Item 4.02 Form 8-K filed November 27, 2013

1. Given the Exhibit 16 letter filed with your Item 4.02 Form 8-K, we assume you were advised by, or received notice from, your independent accountant that disclosure should be made or action should be taken to prevent future reliance on your Form 10-Q for the period ended September 30, 2013. Please amend your filing to clearly provide all disclosures required by Item 4.02(b) of Form 8-K. For example, it is unclear from your current disclosure the date on which you were notified of this issue by your independent accountant or whether your audit committee discussed these matters with your

independent accountant. Additionally, please request your independent accountant to furnish to you an updated letter addressed to the Commission stating whether it agrees with the statements made by you in your amended Form 8-K, and include said letter as an exhibit to your amended Form 8-K as required by Item 4.02(c) of Form 8-K.

Form 10-Q/A for the Quarterly Period Ended September 30, 2013 filed November 27, 2013

Part I – Financial Information

Item 4. Controls and Procedures, page 12

2. We note your statement that your disclosure controls and procedures are not effective for a company your size. Please revise to remove the qualifier "for a company our size." Refer to Item 307 of Regulation S-K, which requires a clear and unqualified statement as to whether your disclosure controls and procedures are effective or ineffective.

Part II – Other Information

Item 6. Exhibits, page 16

3. You indicate you are incorporating your certifications by reference within your amended Form 10-Q; however, amended quarterly reports are required to contain new certifications. Please amend your Form 10-Q to comply with Rule 12b-15 of the Exchange Act, including the provision of currently dated certifications.

Item 4.02 Form 8-K filed November 19, 2013

4. As of the date of this letter, we have not yet received a response to our comment letter dated November 22, 2013 wherein we requested a response within five business days. Please tell us why you have not yet responded as well as when you expect to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703 if you have questions.  In his absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief